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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 1997


                             MAS TECHNOLOGY LIMITED



             24 BRIDGE STREET, LOWER HUTT, WELLINGTON, NEW ZEALAND
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


              Form 20-F   [X]                   Form 40-F  [_]


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes [_]                            No  [X]
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                             MAS TECHNOLOGY LIMITED
                                    FORM 6-K

                                 DECEMBER 1997


          On December 23, 1997, the registrant announced that it entered into an Agreement and Plan of Reorganization and Amalgamation (the "Agreement") with Digital Microwave Corporation. Attached hereto as Exhibit 99.1 is the press release issued by the Company announcing the Agreement, which press release is incorporated herein by reference.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         MAS TECHNOLOGY LIMITED


                                         /s/ Peter Wright
Date:  January 14, 1998               By __________________________________
                                         Peter Wright
                                         Chief Financial Officer
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                                                                   EXHIBIT INDEX

Exhibit
-------
Number  Document Description
------  --------------------

99.1    Press release dated December 23, 1997.



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